Exhibit 99.1

PropertyGuru Appoints Shyn Yee Ho-Strangas as Managing Director for Data and Software Solutions to Accelerate Digital Transformation for Property Industry

Singapore – March 28, 2022 – PropertyGuru Group Limited (NYSE: PGRU) (“PropertyGuru” or “the Group”), Southeast Asia’s leading1, property technology (“PropTech”) company today announced the appointment of Shyn Yee Ho-Strangas as Managing Director for the Data and Software Solutions (DSS) business. She joins PropertyGuru’s Group Leadership Team and will report to CEO and Managing Director, Hari V Krishnan.

Shyn Yee brings deep domain knowledge in travel and technology, having served online travel company Expedia Group for close to a decade. Most recently as the director of global product management at Expedia Group, Shyn Yee has extensive experience devising strategies and software solutions for enterprise players in the travel space. She has led large teams driving global strategic and cross-functional workstreams, focusing on global market expansion and local optimisation.

At PropertyGuru, she will be responsible for driving the vision, strategy, and execution of innovative and game-changing data and software solutions and services, with a focus on enterprise customers in the property sector. Supported by her team within the DSS business unit, Shyn Yee will lead the charge to identify and accelerate opportunities to pursue PropertyGuru’s quest to build the property trust platform in Southeast Asia.

Shyn Yee’s appointment coincides with the Group’s recent listing on the New York Stock Exchange (NYSE) under the ticker “PGRU” The Group also recently announced strong performance that beat forecasted revenue, delivering over S$100m revenue in 2021, a 22.7% increase year-on-year. As Southeast Asia’s #1 digital property marketplace with leading positions in Singapore, Vietnam, Malaysia and Thailand2, the Group plans to deepen investments in proprietary data and technology to drive greater transparency and efficiency in the property market and create a trusted platform for property seekers, agents, consumers, developers and banks.

Hari V. Krishnan, Chief Executive Officer and Managing Director, PropertyGuru Group, said, “Shyn Yee brings along years of valuable experience building software solutions for enterprise players in a dynamic sector. This will be a critical asset as we build out our software products and expand our data solutions. Over the last 15 years, our growth and success have been due to constant investments in technology, providing solutions that solve customer pain-points. I am confident that she will be an invaluable leader to push forward our agenda for data transparency and bring solutions that the industry needs.”

Shyn Yee Ho-Strangas, Managing Director, Data and Software Solutions, PropertyGuru Group, said, “I am thrilled to join PropertyGuru Group at such an exciting and defining juncture in the company’s journey. Their laser-focus on customer needs and vision to become the trusted advisor resonates with me, and I look forward to joining forces to build solutions that can help people in Southeast Asia find, finance, and own their homes in an efficient and transparent manner.”

[1]	In terms of Engagement Market Share based on SimilarWeb data.
[2]	In terms of relative Engagement Market Share based on SimilarWeb data.

PropertyGuru Group

Paya Lebar Quarter, 1 Paya Lebar Link #12-01/04, Singapore 408533
(+65) 6238 5971

PropertyGuruGroup.com

About PropertyGuru Group

PropertyGuru Group (NYSE: PGRU) is Southeast Asia’s leading1 property technology company, and the preferred destination for over 52 million property seekers to find their dream home, every month. PropertyGuru and its group companies empower property seekers with more than 3.3 million real estate listings, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand, Indonesia, and Vietnam.

https://www.propertyguru.com.sg/ was launched in 2007 and has helped to drive the Singapore property market online and has made property search transparent for the property seeker. Over the decade, the Group has grown into a high-growth technology company with a robust portfolio of leading property portals across its core markets company; award-winning mobile apps; a high quality developer sales enablement platform, FastKey (https://www.propertygurugroup.com/fastkey/); mortgage marketplace PropertyGuru Finance (https://www.propertyguru.com.sg/mortgage/home-loan); and a host of other property offerings including Awards (https://www.asiapropertyawards.com/en/), events and publications across Asia.

For more information, please visit: https://www.propertygurugroup.com/; PropertyGuru Group on LinkedIn (https://www.linkedin.com/company/propertyguru).

Contact Information:

For inquiries regarding PropertyGuru, please contact:

Media

PropertyGuru Group

Sheena Chopra sheena@propertyguru.com.sg

Divya Ravalie Kuchimanchi divyaravalie@propertyguru.com.sg

Archetype Singapore

Jamie Tan and Anushka Shrivastava propertyguru@archetype.co

PropertyGuru Group

Paya Lebar Quarter, 1 Paya Lebar Link #12-01/04, Singapore 408533
(+65) 6238 5971

PropertyGuruGroup.com